October 13, 2009
VIA EDGAR
Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561

Re:	UTi Worldwide Inc. Form 10-K for the fiscal year ended January 31, 2009 Schedule 14: Filed May 14, 2009 Commission file number: 000-31869
Dear Mr. Shenk:
We have received your letter dated September 30, 2009 regarding the above-referenced filings and have prepared the following responses to address your inquiries. For your convenience, our responses correspond to the format and numbered comments of your letter.
Form 10-K: For the Fiscal Year Ended January 31, 2009
Management’s Discussion and Analysis, page 37
Year ended January 31, 2009 compared to Year Ended January 31, 2008, page 48
1.	Please enhance your disclosure with more analysis of the factors cited in MD&A. For example, you discuss that ocean freight yield increased 280 basis points to 19% yet you do not provide an analysis for the reason underlying this increase. In addition, you discuss that freight forwarding net revenues increased in part due to organic growth yet no analysis for the reasons underlying this increase is provided. Although this information may be available in other sections of your filing, such information is disaggregated and not readily apparent and therefore should be discussed here. Refer to Section III.B.4 of FR-72 for guidance.

We agree with the Staff’s comment and we confirm that in accordance with Section III.B.4 of FR-72, in future filings we will enhance our disclosure with more analysis of the factors cited in the MD&A. Our disclosure will include greater quantitative discussion of the underlying operating increases and decreases.

Mr. Lyn Shenk
October 13, 2009

Liquidity and Capital Resources, page 53
2.	Please enhance your disclosure with a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows, as in your present disclosure, does not provide a sufficient basis for an investor to analyze the impact on cash. Instead, your discussion should address material changes in the underlying drivers such as cash receipts from freight forwarding services and cash payments for purchased transportation. Refer to Section IV.B of FR-72 for guidance.

We agree with the Staff’s comment and we confirm that in accordance with Section IV.B of FR-72, in future filings we will enhance our disclosure with more analysis of the material factors impacting the comparability of operating cash flows. More specifically, our disclosure will address material underlying factors such as cash receipts from customers and cash payments for purchased transportation.
Contractual Obligations, page 57
3.	We note your disclosure that the Company enters into short-term agreements with carriers to reserve space on a guaranteed basis and that you typically do not pay for space which remains unused. Reference is made to your risk factors where you state that you contract for capacity and are obligated for that capacity even if it remains unused. Please reconcile and revise these disclosures as necessary.

We have reviewed the disclosures on page 57 of the 2009 10-K filing and the risk factor related to our commitments for carrier space and capacity found on page 23 of the 2009 10-K filing. As correctly indicated in footnote 3 to the contractual obligation table found on page 57 of the 2009 Form 10-K filing, the Company in practice typically does not pay for space which remains unused (such space is referred to in the business as “blocked space agreements”). This is due to a number of reasons, including the fact that transportation space is highly commoditized and the carriers typically remarket any unused space to other shippers.

The risk factor is intended to cover more than blocked space agreements, which are the subject of the footnote. The risk factor also covers obligations which might arise if the Company charters aircraft and the potential risk that trucks owned or leased by the Company are under-utilized. The Company will revise the risk factor in future filings to more carefully distinguish among the various types of commitments considered in the risk factor indicating those contracts for blocked space for which the Company is likely to be obligated even if the capacity remains unused.

Mr. Lyn Shenk
October 13, 2009

Controls and Procedures, page 65
4.	It appears that management’s conclusion specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Further, the portion referred to does not appear to be fully within the context as defined in the Exchange Act rules. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management’s conclusion solely to the portion to which referred. Also note that materiality is not considered in the definition of disclosure controls and procedures. Please represent to us and disclose in future filings management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a15(e) and 15d-15(e).

We represent to you the following revised management conclusion in regard to the company’s disclosure controls and procedures as follows:
“Disclosure controls and procedures” are the controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports filed or submitted by it under the Securities Exchange Act of 1934, as amended (Exchange Act) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. “Disclosure controls and procedures” include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its Exchange Act reports is accumulated and communicated to the issuer’s management, including its principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

The Company’s management, under the direction and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated its disclosure controls and procedures as of January 31, 2009. Based upon this evaluation, the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, has concluded that the Company’s disclosure controls and procedures were effective as of January 31, 2009.
We confirm that our future filings will disclose management’s conclusion with regard to the Company’s disclosure controls and procedures as fully defined in the Exchange Act rules 13a-15(e) and 15d-15(e).
Notes to the Consolidated Financial Statements, page F-9
Note 12: Supplemental Financial Information
5.	We note that UTi is a holding company which relies on dividends or advances from its subsidiaries to meet its financial obligations and to pay dividends on its ordinary

Mr. Lyn Shenk
October 13, 2009

shares. We understand from your disclosures that the ability of UTi’s subsidiaries to pay dividends to UTi and UTi’s ability to receive distributions may be limited or restricted. In view of this, please explain to us your consideration of Rule 4-08(e) of Regulation S-X (in particular the disclosure of restricted net assets referred to in paragraph 3(ii) therein) and presenting parent only condensed financial information pursuant to Schedule I within Rule 5-04 and Rule 12-04 of Regulation S-X.

The disclosures required by Rule 4-08(e) of Regulation S-X, in particular the disclosures referred to in sub-paragraphs 3(i) and 3(ii), are required when the restricted net assets of consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of the consolidated net assets as of the end of the most recently completed fiscal year. The Rule defines “restricted net assets” as that amount of the registrant’s proportionate share of net assets (after intercompany eliminations) reflected in the balance sheets of its consolidated and unconsolidated subsidiaries as of the end of the most recent fiscal year which may not be transferred to the parent company in the form of loans, advances or cash dividends without the consent of a third party.

Our review of the restricted net assets based on the above requirements shows that those net assets which would be considered “restricted” are less than 10 percent of the consolidated net assets at January 31, 2009.

On this basis, the criteria for the disclosures required by Rule 4-08(e) of Regulation S-X and consequently the presentation of condensed financial information of the parent pursuant to Schedule I within Rule 5-04 and Rule 12-04 of Regulation S-X have not been met.

We confirm that we review the restricted assets at the end of each fiscal year to determine whether the criteria for disclosures required by Rule 4-08(e) of Regulation S-X and Schedule 1 within Rule 5-04 and Rule 12-04 of Regulation S-X have been met. In future filings the Company will disclose whether the criteria for disclosures required by Rule 4-08(e) of Regulation S-X and Schedule 1 within Rule 5-04 and Rule 12-04 of Regulation S-X, have been met.
Note 22: Segment Reporting, page F-48
6.	Please disclose information for long-lived assets by geographic region pursuant to paragraph 38.b of SFAS 131.

The Company will disclose information for long-lived assets by geographic region pursuant to paragraph 38.b of SFAS 131 in future filings. On a supplemental basis, the Company informs the Staff that had the information been included in the 2009 Form 10-K filing, the disclosure for long-lived assets, by geographic region, pursuant to paragraph 38.b of SFAS 131 would have been as follows:

Mr. Lyn Shenk
October 13, 2009

(in thousands)	2009	2008	2007
EMENA	$33,179	$35,067	$23,162
Americas	49,983	54,307	57,956
Asia Pacific	27,615	12,544	10,309
Africa	35,764	43,192	36,563

Total	$146,541	$145,110	$127,990

The Company will also disclose in future filings information with respect to material country specific long-lived assets. On a supplemental basis, the Company informs the Staff that had the information been included in the 2009 Form 10-K filing, the disclosure for material country specific long-lived assets, would have been as follows:

(in thousands)	2009	2008	2007
United States	$37,495	$42,422	$46,716
South Africa	34,061	41,918	35,742
China	18,530	3,626	3,514
Spain	12,199	12,368	9,551
Other	44,256	44,776	32,467

Total	$146,541	$145,110	$127,990

We also wish to inform the Staff that in consideration of the disclosure requirements of paragraph 38.a of SFAS 131, the Company will disclose revenues attributed to the Company’s country of domicile and to material individual foreign countries in future filings.
SCHEDULE 14A
Compensation Discussion and Analysis, page 15
7.	We note from your disclosure beginning on page 20 regarding 2009 compensation that you used “Quality” as one of the metrics in order to determine incentive bonuses without a clear explanation of how “Quality” was measured. In future filings, please provide a more detailed explanation as to what key performance indicators are being used to measure “Quality.”

As disclosed on page 21 of the Company’s proxy statement, the Quality metric was “assessed based on customer satisfaction surveys as well as various key performance indicators for the Company’s major global clients.”.

In future filings, the Company will expand the disclosure relating to the Quality metric as applied to fiscal 2009 to include additional disclosure about the four key areas that the major clients were asked to rate; service satisfaction, enterprise performance satisfaction,

Mr. Lyn Shenk
October 13, 2009

operational performance satisfaction and relationship satisfaction.
The company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that we have answered your questions fully and comprehensively. If you should still have questions, though, please feel free to contact me at (562) 552-9400.

Sincerely,

/s/ Lawrence R. Samuels
Lawrence R. Samuels
Chief Financial Officer